Exhibit 99.1

Steakholder Foods Ltd. (formerly known as MeaTech 3D Ltd.)

Unaudited Consolidated Interim Financial Statements As At June 30, 2022

Unaudited Condensed consolidated interim statements of financial position

		June 30	June 30	December 31
		2022	2021	2021
		USD thousands	USD thousands	USD thousands
Current assets

Cash and cash equivalents	4	8,434	30,637	19,176
Other investment		137	147	154
Receivables	5	2,237	1,174	2,782
Total current assets		10,808	31,958	22,112

Non-current assets

Restricted deposits		380	388	405
Other investment		1,209	1,264	1,355
Right-of-use asset	15	3,612	306	407
Intangible assets		12,360	9,930	13,453
Fixed assets, net		4,653	2,206	2,922

Total non-current assets		22,214	14,094	18,542

Total Assets		33,022	46,052	40,654

Current liabilities

Trade payables		779	359	382
Other payables	6	2,174	1,573	2,239
Current maturities of lease liabilities	15	428	210	165

Total current liabilities		3,381	2,142	2,786

Non-current liabilities

Long-term lease liabilities	15	3,247	102	246

Total non-current liabilities		3,247	102	246

Capital

Share capital and premium on shares		70,476	65,283	69,610
Capital reserves		3,943	4,383	3,708
Currency translation differences reserve		(1,898)	857	1,275
Accumulated deficit		(46,127)	(26,715)	(36,971)

Total capital		26,394	43,808	37,622
Total liabilities and capital		33,022	46,052	40,654

Unaudited Condensed consolidated interim of Income and of Comprehensive Loss

		Six months ended June 30,	Six months ended June 30,	Year ended December 31,
		2022	2021	2021
		USD thousands, except share data	USD thousands, except share data	USD thousands, except share data

Research and development expenses	9	4,427	2,910	7,594
Marketing expenses	10	1,959	605	1,628
General and administrative expenses	11	3,687	4,159	8,010
Operating loss		10,073	7,674	17,232

Financing income	12	(1,062)	(401)	(509)
Financing expenses		145	493	1,299
Total financing (income) expenses		(917)	92	790

Loss for the period		9,156	7,766	18,022

Currency translation differences loss (income) that might be transferred to profit or loss over ILS		2,326	(293)	(1,942)
Currency translation differences loss (income) that might be transferred to profit or loss over EUR		847	216	1,447

Total comprehensive loss for the period		12,329	7,689	17,527

Loss per ordinary share, no par value (USD)
Basic and diluted loss per share (USD)		0.072	0.072	0.155

Weighted-average number of shares outstanding - basic and diluted (shares)		126,385,924	107,189,837	115,954,501

Unaudited Condensed consolidated interim of Income and of Comprehensive Loss

		Three months ended June 30,	Three months ended June 30,
		2022	2021
		USD thousands, except share data	USD thousands, except share data

Research and development expenses	9	2,285	1,783
Marketing expenses	10	908	285
General and administrative expenses	11	1,569	1,399
Operating loss		4,762	3,467

Financing income	12	(678)	(24)
Financing expenses		85	664
Total financing (income) expenses		(593)	640

Loss for the period		4,169	4,107

Currency translation differences loss (income) that might be transferred to profit or loss over ILS		1,811	(898)
Currency translation differences loss (income) that might be transferred to profit or loss over EUR		600	33

Total comprehensive loss for the period		6,580	3,242

Loss per ordinary share, no par value (USD)
Basic and diluted loss per share (USD)		0.033	0.033

Weighted-average number of shares outstanding - basic and diluted (shares)		126,533,200	123,665,142

Unaudited Condensed consolidated interim statements of changes in equity

	Premium and Capital Share	Fair value of financial assets reserve	Transactions with related parties reserve	Currency translation differences reserve	Share-based payments reserve	Accumulated deficit	Total
	USD thousands

Balance as at January 1, 2022	69,610	(334)	14	1,275	4,028	(36,971)	37,622

Share-based payments	-	-	-	-	1,048	-	1,048
Exercise of options	866	-	-	-	(813)	-	53
Other comprehensive income (loss)	-	-	-	(3,173)	-	-	(3,173)
Loss for the period	-	-	-	-	-	(9,156)	(9,156)

Balance as at June 30, 2022	70,476	(334)	14	(1,898)	4,263	(46,127)	26,394

Balance as at January 1, 2021	30,481	(334)	14	780	3,639	(18,949)	15,631

Share-Based Payment	-	-	-	-	2,313	-	2,313
Issuance of shares and warrants, net	30,357	-	-	-	-	-	30,357
Exercise of options	4,445	-	-	-	(1,249)	-	3,196
Other comprehensive income (loss)	-	-	-	77	-	-	77
Loss for the period	-	-	-	-	-	(7,766)	(7,766)

Balance as at June 30, 2021	65,283	(334)	14	857	4,703	(26,715)	43,808

Balance as at January 1, 2021	30,481	(334)	14	780	3,639	(18,949)	15,631

Share-based payments	-	-	-	-	3,965	-	3,965
Issuance of shares and warrants, net	32,330	-	-	-	-	-	32,330
Exercise of options	6,799	-	-	-	(3,576)	-	3,223
Other comprehensive income (loss)	-	-	-	495	-	-	495
Loss for the period	-	-	-	-	-	(18,022)	(18,022)

Balance as at December 31, 2021	69,610	(334)	14	1,275	4,028	(36,971)	37,622

Unaudited Condensed consolidated interim statements of cash flows

	Six months ended June 30, 2022	Six months ended June 30, 2021*	Year ended December 31, 2021
	USD thousands	USD thousands	USD thousands
Cash flows - operating activities
Net Loss for the period	(9,156)	(7,766)	(18,022)

Adjustments:
Depreciation and amortization	722	278	680
Change in fair value of derivative	-	(311)	(316)
Change in fair value of other investment	(80)	(90)	(193)
Changes in net foreign exchange expenses	(982)	485	1,279
Expenses of interest over liability of lease	137	1	9
Share-based payment expenses	1,048	2,313	3,965
Changes in asset and liability items:
Decrease (increase) in receivables	257	(782)	(2,351)
Increase (decrease) in trade payables	224	3	(97)
Increase (decrease) in other payables	382	821	1,095
Net cash from (used in) operating activities	(7,448)	(5,048)	(13,951)

Cash flows - investment activities
Acquisition of fixed assets	(2,341)	(902)	(1,828)
Increase in restricted deposit	(20)	(337)	(337)
Loan provided	-	(367)	(367)
Proceeds on account of other investment*	73	73	149
Acquisition of other investments, net of cash acquired	(188)	(4,848)	(6,808)

Net cash used in investing activities	(2,476)	(6,381)	(9,191)

Cash flows - financing activities
Proceeds from issuance of shares and warrants	-	29,281	29,281
Issuance costs	-	(3,283)	(3,283)
Repayment of liability for lease	(230)	(134)	(346)
Repayment of interest over liability of lease	(137)	(1)	(9)
Proceeds from exercise of share options	53	3,196	3,222

Net cash from financing activities	(314)	29,059	28,865

Increase in cash and cash equivalents	(10,238)	17,630	5,723
Effect of exchange differences on cash and cash equivalents	(504)	(549)	(103)
Cash and cash equivalents at the beginning of the period:	19,176	13,556	13,556

Cash balance and cash equivalents at end of period	8,434	30,637	19,176

Non-cash activities
Purchase of fixed assets yet to be paid	237	21	57
Issue of shares and options against intangible asset	-	4,359	6,332

*Reclassified

Note 1 – General

Steakholder Foods Ltd. (formerly Ophectra Real Estate and Investments Ltd., Meat-Tech 3D Ltd. and MeaTech 3D Ltd.) (the “Company”) was incorporated in Israel on July 22, 1992 as a private company limited by shares in accordance with the Companies Ordinance, 1983, and later a publicly-traded company whose ordinary shares were listed for trade on the Tel Aviv Stock Exchange (TASE). In March 2021, the Company completed an initial public offering on the Nasdaq Capital Market, listing American Depositary Shares (ADSs) for trade under the ticker STKH, and later voluntarily de-listed its ordinary shares from the TASE. The Company’s official address is 5 David Fikes St., Rehovot, Israel. In August 2022, the Company changed its name from MeaTech 3D Ltd. to Steakholder Foods Ltd.

The Company’s foodtech activities commenced in July 2019 by a company called MeaTech Ltd., which merged with the Company in January 2020 and became a fully-owned subsidiary, now called Steakholder Innovation Ltd. As the Company was the surviving entity of the merger, and continued the pre-merger business operations, utilizing the pre-merger management and employees, of MeaTech Ltd., the transaction was treated as a reverse acquisition that does not constitute a business combination.

The Company is developing a suite of advanced high-throughput manufacturing technologies to produce cell-based alternative protein products for cultivated, sustainable meat production, and focused on developing premium, center-of-plate meat products, including development of high-throughput bioprinting systems.

Since inception the Company has incurred significant losses and negative cash flows from operations and has an accumulated deficit of USD 46.1 million. The Company has financed its operations mainly through fundraising from various investors.

The Company’s management expects that the Company will continue to generate losses and negative cash flows from operations for the foreseeable future. Based on the projected cash flows and cash balances as of June 30, 2022, management is of the opinion that its existing cash will be sufficient to fund operations until Q2 2023. As a result, there is substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans include the continue securing sufficient financing through the sale of additional equity securities or capital inflows from strategic partnerships. Additional funds may not be available when the Company needs them on terms that are acceptable to it, or at all. If the Company is unsuccessful securing sufficient financing, it may need to cease operations.

The financial statements include no adjustments for measurement or presentation of assets and liabilities, which may be required should the Company fail to operate as a going concern.

Definitions:

In these financial statements:

(1)	The Company - Steakholder Foods Ltd.

(2)

The Group – The Company and its subsidiaries, Steakholder Innovation Ltd. (formerly known as MeaTech Ltd.), Steakholder Foods Europe BV, Peace of Meat BV (hereafter “Peace Of Meat”) and Steakholder Foods USA, Inc.

(3)	Related Party - as defined in IAS 24 (revised).

(4)	USD - United States Dollar

(5)	NIS – New Israeli Shekel

(6)	EUR – Euro

(7)	ADS – American Depositary Shares

(8)	GBP - British pound sterling

Note 2 – Basis of preparation of the Financial Statements

A.	Statement of compliance with IFRS

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all of the information required in full annual financial statements.

The interim condensed consolidated financial statements were approved by the Company’s Board of Directors on August 24, 2022.

The main accounting policy and calculation methods applied in the preparation of these Consolidated Interim Financial Statements are consistent with those applied in the preparation of the annual financial statements of the year 2021.

B.	Use of estimates and judgments

The preparation of these interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments for preparing the assessments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. It should be clarified that actual results may differ from such estimates.

The judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the preparation of the Annual Financial Statements.

C.	Functional currency and presentation currency

The New Israeli Shekel ("NIS") is the currency that represents the primary economic environment in which the Company and its Israeli subsidiary operate, and is therefore the functional currency of their operations. The Euro is the currency that represents the primary economic environment in which the Company’s European subsidiaries operate, and is therefore the functional currency of their operations. Nonetheless, for reporting purposes, the consolidated financial statements, which were prepared on the basis of the functional currencies, were translated into US Dollars, which the Company selected as its presentation currency, as its securities are traded on the Nasdaq Capital Markets, and in order to make the Company’s financial statements more accessible to U.S.-based investors.

Assets and liabilities were translated at the exchange rate of the end of the period; expenses and income were translated at the exchange rate at the time they were generated. Exchange rate differentials generated due to such translation are attributed to the Currency translation differences reserve.

Currency	USD - ILS		USD - EUR
	2022	2021	2022	2021
June 30	3.500	3.260	0.962	0.841
Average for six months ended June 30	3.272	3.265	0.915	0.830
Average for three months ended June 30	3.341	3.265	0.938	0.830
December 31	-	3.110	-	0.883
Average for twelve months ended December 31	-	3.230	-	0.845

Note 3 – Material Events in the reporting period

In January 2022, Messrs. Steven Lavin, Daniel Ayalon, Sharon Fima and Omri Schanin stepped down as directors of the Company, and Mr. Fima also resigned as Chief Executive Officer and Chief Technology Officer. At that time, Mr. Yaron Kaiser was appointed to the Board as its Chairman, and Mr. Arik Kaufman was appointed as the Company’s Chief Executive Officer. In April 2022, Mr. Schanin resigned as Deputy Chief Executive Officer.

In March 2022, the Company’s headquarters were relocated to new, more spacious premises with state-of-the-art laboratories in Rehovot, Israel. The new space, allows the Company to enhance its cultured meat research and development, including three-dimensional bioprinting technology, and to continue growing its biology and engineering teams.

For more information, see Note 15.

Note 4 – Cash and Cash Equivalents

	June 30	June 30	December 31
	2022	2021	2021
	USD thousands	USD thousands	USD thousands

Cash in USD	4,260	22,756	15,596
Cash in NIS	3,059	6,225	1,688
Cash in Euro	1,110	1,656	1,892
Cash in GBP	5	-	-
Total cash and cash equivalents	8,434	30,637	19,176

Note 5 – Receivables

	June 30	June 30	December 31
	2022	2021	2021
	USD thousands	USD thousands	USD thousands

Institutions	320	548	301
Prepaid expenses	854	605	743
Other	1,063	21	1,738
	2,237	1,174	2,782

Note 6 – Other Payables

	June 30	June 30	December 31
	2022	2021	2021
	USD thousands	USD thousands	USD thousands

Accrued expenses	626	513	459
Employee benefits	1,081	532	1,122
Provision - see note 13 (a)	200	217	217
Subsidiary government grant advances	252	311	218
Others	15	-	223
	2,174	1,573	2,239

Note 7 – Capital and Reserves

Thousands of Ordinary Shares
June 30, 2022

Issued and paid-in share capital as at the beginning of the period	125,770
Exercise of share options during the period – Share-Based Payment-related	589
Issued not - for cash during the period*	176
Issued and paid-in share capital as at June 30	126,535

Authorized share capital	1,000,000

*Allocated to POM founders as part of original SPA

Note 8 – Share-based payments

New allotments during the six-month period ended June 30, 2022 that remain outstanding are set out below. All granted options and restricted stock units (RSU) are non-tradable and physically-settled:

Date of grant and eligible recipients	Terms of the instrument	No. of ordinary shares (thousands)	Vesting Conditions	Contractual duration of the instrument (years)
Options awarded to CEO and Chairman on March 15, 2022	Options exercisable for ordinary shares	850	12 quarterly tranches	4 years

Options awarded to employees of the Company and subsidiaries on March 24, 2022	Options exercisable for ordinary shares	775	1/3 after one year and the balance in 8 quarterly tranches	4 years

Options awarded to employees of the Company on June 10, 2022	Options exercisable for ordinary shares	2,180	1/3 after one year and the balance in 8 quarterly tranches	4 years

Total options exercisable into shares		3,805

Note 8 – Share-based payments (Cont.)

The fair value at the dates the options were awarded was estimated using a binomial option pricing model.

Breakdown of the parameters used for measuring fair value at the date the share-based payment plans were awarded:

Options
Fair value at date awarded	USD 1,107 thousand

Parameters taken into account in the fair value calculation:
Share price (USD at date awarded)	0.43-0.51
Exercise price (USD unlinked)	0.40-0.52
Expected volatility (weighted average)	94.87%-100.74%
Contractual term	4 years
Risk-free interest rate	2.03%-3.24%
Expected rate of dividend	0%

The expected volatility (standard deviation) was determined on the basis of share price volatility in similar companies, due to the Company’s limited historic share price performance since the date of the merger in January 2020 described in Note 1A above. The estimated Contractual Term of the options is the full contractual life of the option. The risk-free interest rate was based on US bonds, with time to maturity equivalent to the expected useful life of the options. Share price was used according to quoted share prices on Nasdaq.

The total expense over the six and three months ended June 30, 2022, amounted to approximately USD 1.0 million (NIS 3.4 million) and USD 0.3 million (NIS 1.0 million), respectively.

Note 9 – Research and Development Expenses

	Six months ended June 30,	Six months ended June 30,	Year ended December 31,
	2022	2021	2021
	USD thousands	USD thousands	USD thousands

Salaries, wages and related expenses(1)	2,356	1,354	3,425
Share-based payment(1)	218	463	911
Materials	689	514	1,875
Professional services	315	132	403
Maintenance, office and software fees	197	79	145
Depreciation and amortization	468	174	400
D&O insurance	112	119	332
Others	72	75	103
Total Research and Development Expenses	4,427	2,910	7,594

(1)          Including expenses in respect of related parties - see Note 14.

	Three months ended June 30,	Three months ended June 30,
	2022	2021
	USD thousands	USD thousands

Salaries, wages and related expenses(1)	1,206	830
Share-based payment(1)	193	200
Materials	295	342
Professional services	190	86
Maintenance, office and software fees	78	42
Depreciation and amortization	250	149
D&O insurance	32	66
Others	41	68
Total Research and Development Expenses	2,285	1,783

(1)          Including expenses in respect of related parties - see Note 14.

Note 10 – Marketing Expenses

	Six months ended June 30,	Six months ended June 30,	Year ended December 31,
	2022	2021	2021
	USD thousands	USD thousands	USD thousands

Salaries, wages and related expenses(1)	445	243	494
Share-based payment(1)	528	76	570
PR and advertisement	817	269	507
Maintenance, office and software fees	41	7	22
Depreciation and amortization	54	5	17
D&O insurance	43	0	-
Others	31	5	18
Total Marketing Expenses	1,959	605	1,628

(1)          Including expenses in respect of related parties - see Note 14.

	Three months ended June 30,	Three months ended June 30,
	2022	2021
	USD thousands	USD thousands

Salaries, wages and related expenses(1)	235	120
Share-based payment(1)	71	27
PR and advertisement	523	127
Maintenance, office and software fees	14	3
Depreciation and amortization	23	7
D&O insurance	18	-
Others	24	1
Total Marketing Expenses	908	285

(1)          Including expenses in respect of related parties - see Note 14.

Note 11 – General and Administrative Expenses

	Six months ended June 30,	Six months ended June 30,	Year ended December 31,
	2022	2021	2021
	USD thousands	USD thousands	USD thousands

Salaries, wages and related expenses(1)	969	556	1,328
Share-based payment(1)	302	1,774	2,484
Legal and professional services(1)	1,096	739	1,499
D&O insurance	665	680	1,837
Corporate costs	111	227	343
Maintenance, office and software fees	172	54	149
Depreciation and amortization	190	97	263
Others	182	32	107
Total General and Administrative Expenses	3,687	4,159	8,010

(1) Including expenses in respect of related parties - see Note 14.

	Three months ended June 30,	Three months ended June 30,
	2022	2021
	USD thousands	USD thousands

Salaries, wages and related expenses(1)	494	227
Share-based payment(1)	75	208
Legal and professional services(1)	469	155
D&O insurance	203	565
Corporate costs	64	135
Maintenance, office and software fees	79	20
Depreciation and amortization	88	78
Others	97	11
Total General and Administrative Expenses	1,569	1,399

(1)        Including expenses in respect of related parties - see Note 14.

Note 12 – Financing Income and Expenses

	Six months ended June 30,	Six months ended June 30,	Year ended December 31,
	2022	2021	2021
	USD thousands	USD thousands	USD thousands
Financial Income
Net change in fair value of financial instruments mandatorily measured at fair value through profit or loss	80	401	509
Net foreign exchange income	982	-	-
Total Financial Income	1,062	401	509

Financial Expenses
Net foreign exchange loss	-	485	1,279
Interest expense on lease liabilities	137	1	9
Bank interest and commission expenses	8	7	11
Total Financial Expenses	145	493	1,299

Net financing expenses (income) recognized in profit or loss	(917)	92	790

	Three months ended June 30,	Three months ended June 30,
	2022	2021
	USD thousands	USD thousands
Financial Income
Net change in fair value of financial instruments mandatorily measured at fair value through profit or loss(1)	36	24
Net foreign exchange income	642	-
Total Financial Income	678	24

Financial Expenses
Net foreign exchange loss	-	659
Interest expense on lease liabilities	81	-
Bank interest and commission expenses	4	5
Total Financial Expenses	85	664

Net financing expenses (income) recognized in profit or loss	(593)	640

Note 13 – Contingent Liabilities

From time to time, the Company may be party to litigation or other legal proceedings that it considers to be a part of the ordinary course of its business. The Company is not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on its business, prospects, financial condition or results of operations.

In November 2020, the Israeli Securities Authority, or ISA, initiated an administrative proceeding claiming negligent misstatement regarding certain immediate and periodic reports published by the Company’s predecessor (Ophectra) during the years 2017 and 2018, prior to the merger with MeaTech and prior to establishment of the settlement fund in connection with the Merger. In February 2021, the trustee of the settlement fund informed the Company that the ISA views the Company as a party to this proceeding, notwithstanding the settlement and establishment of the settlement fund. This proceeding is of an administrative nature and carries a potential penalty in the form of a monetary fine which, under applicable Israeli law, could be as high as NIS 5 million. In April 2021, following negotiations with the ISA, the Company agreed to settle the matter for $0.2 million (NIS 0.7 million), for which the Company recorded a provision. The settlement is subject to approval of the ISA’s Enforcement Committee. Similar proceedings were initiated with several other companies where the verdict, as of now, is that the companies are not to be held liable to the claims. There for, the Company initiated procedures to try and reclaim its innocence. As of now, due to lack of certainty, the Company keeps its provision stated above.

In February 2021, a civil claim was lodged against the settlement fund, relating to Ophectra's activities prior to establishment of the settlement fund, in an amount of USD $0.7 million (NIS 2.5 million). The Company believes that it is more likely than not that no final ruling will be decided against the settlement fund.

Note 14 – Related and Interested Parties

Balances with related parties

	Six months ended	Six months ended	Year ended
	June 30,	June 30,	December 31,
	2022	2021	2021
	USD thousands	USD thousands	USD thousands

Trade and other payables	165	106	261

Expense amounts with respect to related parties

	Period ended June 30,	Period ended June 30,	Year ended December 31,
	2022	2021	2021
	USD thousands	USD thousands	USD thousands
General and administrative expenses
Salaries, wages and related expenses	307	242	588
Legal and professional services	222	135	301
Share-based payments	375	309	777

Sales and Marketing expenses
Salaries, wages and related expenses	52	-	-
Professional services	17	-	-
Share-based payments	185	-	-

Research & Development expenses
Salaries, wages and related	133	138	338
Share-based payments	10	41	66

Key Management Personnel

The Company recognizes three key management personnel as related parties, namely Mr. Arik Kaufman – Chief Executive Officer (CEO), Mr. Guy Hefer – Chief Financial Officer (CFO) and Mr. Dan Kozlovski – Chief Technologies Officer (CTO), who served as Vice President of Research and Development (VP R&D) until February 2022. In addition, Mr. Omri Schanin served as Deputy Chief Executive Officer until April 2022.

The CEO has been employed by the Company since January 24, 2022. He previously served as a director until May 2020 (including as interim chairman from March 2020) and a consultant of the Company until his appointment as CEO. Mr. Kaufman is entitled to a gross annual salary of NIS 0.6 million (USD 0.2 million), an annual bonus based primarily on milestone achievement, generally accepted social benefit contributions for senior executives and domestic travel expenses. Mr. Kaufman has also received options valued at an aggregate of NIS 0.46 million (USD 0.14 million) to be recognized over a three-year vesting period commencing in 2022.

Note 14 – Related and Interested Parties (Cont.)

Mr. Kaufman is a founding partner of BlueOcean Sustainability Fund, LLC, a Delaware LLC doing business as BlueSoundWaves, led by Ashton Kutcher, Guy Oseary and Effie Epstein, which provides the Company with marketing and promotional, consulting, and partner and investor engagement services in the U.S., in return for which BlueSoundWaves received warrants to purchase ordinary shares, as well as restricted share units, the expenses for which are recognized as share-based payments.

The previous CEO and CTO, who also served as a director, Mr. Sharon Fima, was employed by the Company (including MeaTech Ltd. prior to the merger described in Note 1A above) between September 1, 2019 and January 24, 2022. Mr. Fima was entitled to an annual gross salary of NIS 0.6 million (USD 0.2 million). Mr. Fima also received options valued at NIS 0.2 million (USD 0.1 million) to be recognized over three-year vesting period commencing March 2020, some of which were forfeited upon his resignation.

The former Deputy CEO, Mr. Omri Schanin, who also served as a director until January 2022, has been employed by the Company (including MeaTech Ltd. prior to the merger described in Note 1A above) since September 1, 2019. Following his notice of resignation, he no longer serves as Deputy CEO, and his resignation took effect on May 31, 2022. Mr. Schanin was entitled to an annual gross salary of NIS 0.5 million (USD 0.2 million).

The CFO has been employed by the Company since October 18, 2020. Mr. Hefer is entitled to an annual gross salary of NIS 0.5 million (USD 0.2 million). Mr. Hefer has also received options valued at an aggregate of NIS 0.75 million (USD 0.23 million) to be recognized over three-year vesting periods commencing in 2021.

The CTO (previously VP R&D), has been employed by the Company (including MeaTech Ltd. prior to the merger described in Note 1A above) since December 5, 2019. Mr. Kozlovski is entitled to an annual gross salary of NIS 0.5 million (USD 0.2 million). Mr. Kozlovski has also received options valued at of NIS 0.07 million (USD 0.02 million) to be recognized over three-year vesting period commencing in 2019.

Directors

Mr. Steve H. Lavin served as active chairman of the Company's Board of Directors between May 2020 and January 2022, and he was entitled to an annual compensation of USD 0.2 million as well as share-based compensation.

Mr. Yaron Kaiser has served as chairman of the Company’s Board of Directors since January 2022. He previously served as legal counsel to the Company and as a consultant until his appointment as Chairman. Mr. Kaiser is entitled to annual compensation of USD 0.15 million, an annual bonus equal to half the bonus awarded to the CEO, and re-imbursement of travel expenses. Mr. Kaiser is a founding partner of BlueSoundWaves, as described above.

Note 14 – Related and Interested Parties (Cont.)

Mr. Danny Ayalon served as director between May 2020 and January 2022, and was entitled to annual compensation of USD 0.03 million as well as share-based compensation.

Additional non-executive directors are since entitled to annual compensation of USD 0.03 million for their service on the Board of Directors and USD 0.005 million for service on each Board committee, as well as share-based compensation.

Note 15 – Leases

Leases in which the Group is the lessee

1.
Under the office leasing agreement dated May 18, 2021, the Company leased office space and parking spaces, for a monthly fee of USD 51 thousand (NIS 178 thousand) linked to the CPI, including management fees and insurance, for a period of 4 years, with an option to extend the term of the lease by an additional term of 4 years. On February 2022, after receiving the facilities, the Company initially recognized a long-term lease liability and a right-of-use asset in the amount of USD 3,625 thousand (NIS 12,687 thousand). The incremental interest rate used for estimating the liability is 8.77%.

As part of leasing these new facilities the company decided to terminate its previous leasing agreements in Israel.

2.	Right-of-Use Asset

USD thousands
Balance as at January 1, 2020	168
Additions following the acquisition of POM	16
Additions during the year	512
Amortization during the year	(286)
Effect of changes in exchange rates	(3)
Balance as at December 31, 2021	407
Additions during the year	4,127
Terminations during the year	(239)
Amortization during the year	(281)
Effect of changes in exchange rates	(402)
Balance as at June 30, 2022	3,612

Note 15 – Leases (cont.)

3.	Maturity analysis of for the Company’s lease liabilities

	June 30,	June 30,	December 31,
	2022	2021	2021
	USD thousands	USD thousands	USD thousands

Up to one year	428	210	165
1-8 years	3,247	102	246
Total	3,675	312	411

4.	Amounts recognized in the statement of operation

	Six months ended June 30,	Six months ended June 30,	Year ended December 31,
	2022	2021	2021
	USD thousands	USD thousands	USD thousands

Amortization of ROU asset	281	131	286
Interest expenses on lease liability	137	1	9

Total amounts paid for leasing of the offices in the period ended June 30, 2022 and  December 31, 2021, was USD 367 thousand and USD 355 thousand, respectively.

Note 16 – Subsequent Event

On July 5, 2022, the Company consummated a securities purchase agreement with a single U.S. institutional investor for the purchase and sale of 600,000 American Depositary Shares (“ADSs”), each representing ten (10) ordinary shares of no par value, at a price of $3.50 per ADS, pre-funded warrants to purchase 1,257,143 ADSs at a price of $3.4999 (that were already paid) with an exercise price of $0.0001 per ADS to be paid once exercised, and warrants to purchase 1,857,143 ADSs for five years with an exercise price of $3.50 per ADS. The securities were offered in the framework of a registered direct offering. The gross proceeds were approximately $6.5 million, and the net proceeds were approximately $5.8 million.